UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
------------------------------------------------------
                                                      :
                    In the Matter of                  :
                                                      :
          AMERICAN ELECTRIC POWER COMPANY, INC.       :     CERTIFICATE
                  Columbus, Ohio  43215               :           OF
                                                      :     NOTIFICATION
                        (70-5943)                     :
                                                      :
       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935     :
------------------------------------------------------:

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from )October 1, 1999, through December 31, 1999, the Company issued a total of 10,536 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of
$365,999.57,  for  the  accounts  of  participants  in  the  Company's  Dividend
Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 450,532 shares of the Company's Common Stock, at a total purchase price of $14,426,933.43. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

                                 AMERICAN ELECTRIC POWER COMPANY, INC.



                                    By:   /s/ Henry W. Fayne
                                              Vice President

Dated:  January 19, 2000

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                  For the Period October 1 - December 31, 1999


TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                    SHARES                PRICE                TOTAL
   PERIOD           ISSUED              PER SHARE          PURCHASE PRICE

  10/05/99          10,536               34.738            $   365,999.57
                    ------                                     ----------
  TOTAL O/I
  PURCHASE          10,536                                 $   365,999.57
                    ======                                     ==========

                            - OPEN MARKET PURCHASES -

                    SHARES            AVERAGE PRICE                TOTAL
    DATE          PURCHASED             PER SHARE             PURCHASE PRICE

  10/12/99          7,572                33.920               $   256,842.24
  10/10/99          8,729                33.688                   294,062.55
  10/26/99          8,355                33.525                   280,101.38
  11/02/99          14,971               35.125                   525,856.38
  11/09/99          8,988                34.074                   306,257.11
  11/16/99          3,865                33.625                   129,960.63
  11/23/99          6,928                31.961                   220,733.01
  11/30/99          6,570                31.240                   205,246.80
  12/07/99          7,899                31.656                   250,050.74
  12/10/99         364,212               31.737                11,558,892.55
  12/14/99          5,014                31.438                   157,630.13
  12/21/99          4,871                32.372                   157,684.01
  12/28/99          2,558                32.688                    83,615.90
                    -----                                     --------------
   TOTAL
O/M PURCHASE       450,532                                    $14,426,933.43
                   =======                                    ==============


                         - TOTAL ACTIVITY THIS PERIOD -

                          SHARES PURCHASED                     TOTAL
                                                          PURCHASE PRICE
O/I Shares                     10,536                     $   365,999.57
O/M Purchases                 450,532                      14,426,933.43
                              -------                      -------------

TOTAL ACTIVITY                461,068                     $14,792,933.00
                              =======                     ==============

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 1999



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                                  TOTAL
                                            SHARES ISSUED     PURCHASE PRICE

Totals from last report                       47,763,058     $1,007,974,148.80
Transactions this period                          10,536            365,999.57
                                              ----------      ----------------
   Total Original Issue Shares                47,773,594     $1,008,340,148.37
                                              ==========      ================


                            - OPEN MARKET PURCHASES -


                                                                   TOTAL
                                            SHARES ISSUED      PURCHASE PRICE

Totals from last report                       19,933,897       $604,795,081.99
Transactions this period                         450,532         14,426,933.43
                                              ----------        --------------
   Total Open Market Shares                   20,384,429       $619,222,015.42
                                              ==========        ==============